

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

May 8, 2018

G. Reed Petersen
President
Kreido Biofuels, Inc.
3625 Cove Point Drive
Salt Lake City, Utah 84109

> **Re:** **Kreido Biofuels, Inc.**
> **Form 10-12G**
> **Filed March 2, 2018**
> **File No. 000-55909**

Dear Petersen:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Jay Ingram

                    Jay Ingram
                    Legal Branch Chief
                    Office of Manufacturing and
                    Construction